Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)


                                                         Date: November 18, 2005


         On November 16, 2005, after the close of business, the New York Stock Exchange, Inc. posted the following bulletin on its website:

                                      * * *

                           Special Membership Bulletin


DATE:             NOVEMBER 16, 2005

TO:               NYSE MEMBERS

FROM:             RICHARD BERNARD

RE:               TRANSFER OF SEATS TO FAMILY MEMBERS AND GRANTOR RETAINED
                  ANNUITY TRUSTS

        THIS SPECIAL MEMBERSHIP BULLETIN UPDATES THE MEMBERSHIP BULLETIN
                     ON THIS TOPIC RECEIVED BY NYSE MEMBERS,
                DATED NOVEMBER 11, 2005 (AVAILABLE FOR REFERENCE
                  PURPOSES ONLY ON THIS WEBPAGE IN PDF FORMAT).

    THIS SPECIAL MEMBERSHIP BULLETIN SUPERSEDES ALL PRIOR MEMBERSHIP BULLETIN
                 ON THE TOPIC REFERENCED IN THE "RE:" LINE ABOVE

In response to requests from members wishing to take advantage of tax-planning opportunities associated with the anticipated NYSE-Archipelago merger, NYSE will be filing with the SEC for members to transfer their seats to a limited liability company (an "LLC") and then transfer interests in the LLC to family members and/or grantor retained annuity trusts, commonly known as GRATs. This plan, if approved, should create even greater tax planning flexibility for members than the previously announced plan, which was to permit transfers only to GRATs.

Below is a Summary of Steps describing how these transfers would be effected. EACH DOCUMENT REQUIRED OF A MEMBER OR THE MEMBER'S LEGAL COUNSEL IS UNDERSCORED ON FIRST REFERENCE. IN ADDITION, DOCUMENTS HIGHLIGHTED IN BOLD MUST FOLLOW THE PROTOTYPE REQUIRED BY NYSE. THOSE PROTOTYPES ARE AVAILABLE AS THE "LLC PROTOTYPE DOCUMENTS" POSTED ON THIS WEBPAGE (www.nyse.com/nysellc). After the Summary of Steps, there is information on how to submit the required documentation and the associated application and initiation fees. The final part of this Red Border concerns the impact of LLC structures on members who intend to vote in the merger via proxy.

BACKGROUND. An amendment of the NYSE Constitution (previously approved by the members) and a rule change (new NYSE Rule 301(e)) must become effective under SEC rules in order for NYSE to permit seats to be transferred to LLCs and for the LLC interests to be transferred to family members and/or placed in GRATs. We expect to file our proposal with the SEC shortly. Text of the Constitutional amendment and the current proposed form of NYSE Rule 301(e) are available on this webpage. MEMBERS AND THEIR ADVISORS ARE URGED TO CHECK THIS WEBPAGE REGULARLY FOR UPDATES ON THE TRANSFER OF SEATS TO LLCS AND THE TRANSFER OF LLC UNITS TO FAMILY MEMBERS AND GRATS.

SUMMARY OF STEPS. If the filing becomes effective under SEC rules, the following steps will be necessary for any member wishing to transfer his or her seat to an LLC and to transfer LLC interests to family members and/or GRATs:

                  (1) Preparation of a draft CERTIFICATE OF FORMATION for a single-owner, single-purpose LLC and a draft LLC AGREEMENT containing special provisions required by NYSE rules.

                  (2) Preparation of a draft DESIGNATION OF MANAGER of the LLC.

                  (3) If the seat is leased, preparation of a draft LEASE TERMINATION AND AGREEMENT to be used to terminate any existing lease and create a new lease running from the LLC to the existing lessee which will terminate upon the merger.

                  (4) Preparation of a draft MEMBERSHIP TRANSFER, ACKNOWLEDGEMENT AND RELEASE, to be used for purposes of effectuating the transfer of the seat to the LLC.

                  (5) If the member plans to transfer LLC interests to one or more GRATs, preparation of one or more draft GRAT INSTRUMENTS, naming the initial Trustee thereof.

                  (6) Preparation of a draft DEED OF GIFT in respect of each proposed transferee of LLC interests, specifying the interest to be transferred to each transferee.

                  (7) Preparation of a draft TRANSFEREE AGREEMENT TO BE BOUND in respect of each proposed transferee of LLC interests.

                  (8) Preparation of a draft QUALIFYING WRITTEN NOTICE TO AND WAIVER BY NYSE AND THE LLC MANAGER pertaining to the proposed transfer(s).

                  (9) Preparation of a draft LETTER OF INSTRUCTION to be signed by the transferring member.

                  (10) Preparation of legal counsel's FIRST-PHASE SUBMISSION LETTER and draft SECOND-PHASE SUBMISSION LETTER. The prescribed form of First-Phase Submission Letter (used in connection with submitting draft documents) includes a CERTIFICATE OF MEMBER, and the prescribed form of Second-Phase Submission Letter (used in connection with submitting executed documents that have been approved in draft by NYSE) includes a SUPPLEMENTAL CERTIFICATE OF MEMBER.

                  (11) Preparation of a REV. FORM U4 (06-2003) in respect of the proposed LLC manager (unless the transferring NYSE member will be the manager of his or her LLC) and each proposed transferee of LLC interests (i.e., each GRAT trustee, other than the transferring member if he or she is the GRAT trustee, and each family member transferee) if the


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                           transfer would change or create control of the LLC
                           within the meaning of the "control" definition contained in NYSE Rule 2.

                  (12) Submission to NYSE's designated legal counsel of the following documents:

                           (a)      First-Phase Submission Letter
                           (b) Certificate of Member (with attached draft documents)
                           (c) Rev. Form U4 (06-2003) for each transferee for which this submission is required
                           (d) Application fee ($5,000, by check payable to New York Stock Exchange,Inc.)
                           (e) Initiation fee ($5,075, by check payable to New York Stock Exchange, Inc.)
                           (f) Advance against legal fees ($5,000, by check payable to New York Stock Exchange, Inc.)

                           NYSE will not charge a lease transition fee. The initiation fee will be refunded if the NYSE rule change permitting transfers to LLCs does not become effective or if NYSE denies a member's request to transfer his or her seat to an LLC. The legal fee advance will be applied against NYSE's legal fees in connection with processing and approving the member's request to transfer his or her seat to an LLC and to transfer LLCs units to GRATs or individuals. The legal fee advance is refundable by NYSE only to the extent that its fees for processing and approving a particular member's request are less than $5,000. Further payments by the member may be necessary in order to reimburse NYSE fully for its legal fees in connection with processing and approving the member's request.

                  (13) If NYSE approves the request made in the First-Phase Submission Letter, issuance by NYSE of a Letter of Provisional Approval.

                  (14) Formation of the LLC, execution of those documents identified above which were not executed in connection with the First-Phase Submission, and submission to NYSE's designated legal counsel of the following documents:

                           (a)      Second-Phase Submission Letter
                           (b) Supplemental Certificate of Member (with attached copies of executed documents)
                           (c) Membership Transfer, Acknowledgement and Release (executed)
                           (d) Qualifying Written Notice to and Waiver by NYSE and the LLC Manager (duplicate originals) (not yet executed by NYSE)
                           (e)      Letter of Instruction (executed)

                  (15) Issuance by NYSE of a Letter of Confirmation stating that the LLC has been substituted for the member and is a Limited Transfer Member of


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


                           NYSE within the meaning of NYSE's Constitution and approving those transfers of LLC interests that require NYSE approval.


NYSE APPROVAL OF TRANSFEREES OF LLC INTERESTS. A transferee of LLC interests will require NYSE approval (and as such will require the submission of Rev. Form U4 (06-2003) as described above) if the transferee will receive a controlling interest in the LLC or if the transferor will relinquish control. Generally speaking, an interest will be a controlling interest if it is 25% or more of the voting or profits interest in the LLC or if it includes a veto power over any actions by the LLC. For these purposes, transfers to multiple family members and/or GRATs ordinarily will not be aggregated for purposes of applying the 25% threshold, but those transfers may nonetheless require approval if they confer veto rights on any one or more transferees or if there is a voting trust. Also, if the aggregate of proposed transfers would reduce the member's voting or profits interest in the LLC to 50% or less, NYSE approval of the transferees will be required, even if no particular transferee will receive a controlling interest.

DEFINITION OF FAMILY MEMBERS. For purposes of the merger, the term "family member" refers to a member's spouse, domestic partner, child, stepchild, grandchild, parent, parent-in-law, grandparent, brother, sister, uncle, aunt, cousin, nephew or niece. This definition is derived from "lock-up" provisions that will apply to NYSE Group, Inc. shares after the merger. Under the NYSE-Related Provisions of each LLC Agreement, the "lock-up" limitations on NYSE Group, Inc. shares will apply to transfers of interests in the LLC as long as the LLC holds NYSE Group, Inc. shares subject to the "lock-up."

REQUIRED DOCUMENTATION. All prototypes are available through this webpage in Word and in PDF formats, other than Rev. Form U4 (06-2003), which is available only in PDF format. All submissions must substantially follow the prototypes or they will be rejected.

Although NYSE has not promulgated proposed forms for the other required documents, NYSE urges members and their advisors to opt for straightforward documentation that will facilitate review by NYSE staff and outside counsel. Please note, as we have stated before, that NYSE's outside counsel fees incurred in the review of these documents will be billed back to members based on the amount of time spent on a particular member's LLC-related documentation.

QUESTIONS. Questions concerning legal documentation should be directed to Alexander Lewis, Esq. (212-336-2825) or John Sare, Esq. (212-336-2760) at Patterson, Belknap, Webb & Tyler LLP. Questions concerning Rev. Form U4 (06-2003) disclosures should be directed to Steven L. Fuller, NYSE's Director of Membership Services (212-656-2071).

SUBMISSION OF DOCUMENTS. Each phase of the submissions submitted first via email in a SINGLE PDF, emailed to NYSE's designated legal counsel, Patterson, Belknap, Webb & Tyler LLP, at nysellc@pbwt.com. Please do not use that email address for the submission of questions. A hard copy of each submission should be sent by regular mail, Federal Express or Express Mail to John Sare, Esq., Patterson, Belknap, Webb & Tyler LLP, 1133 Avenue of the Americas, New York, NY 10036. The hard copy should include the required checks, a signed ORIGINAL of the First-Phase or Second-Phase Submission Letter (as appropriate) and Certificate of Member, and all other originals and copies that are required.

LIMITATIONS. We urge members to submit draft documentation, disclosures and executed documentation (each, a "Request") as soon as possible. NYSE offers no assurances that its


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


review of the Request will be completed in advance of any particular date or event. NYSE offers no assurances when or if NYSE Rule 301(e) will become a final Rule of NYSE. NYSE's approval or disapproval of transfers of NYSE seats to LLCs and transfers of interests in those LLCs to third parties is within NYSE's sole and absolute discretion, subject to the provisions of applicable law and the governing documents of NYSE. NYSE has undertaken to facilitate the transfer of NYSE seats to LLCs and the transfer of interests in those LLCs to certain trusts and individuals solely as a courtesy and convenience to NYSE members and neither it nor its outside counsel assumes any obligations or duties in so doing. NYSE may approve or disapprove drafts and documents submitted in connection with the Request in its discretion, including without limitation drafts and documents that follow forms, samples or prototypes NYSE has provided. NYSE takes no position as to whether, when or on what terms NYSE members should or should not transfer their seats to LLCs or whether, when or on what terms NYSE members should or should not transfer interests in those LLCs to third parties. Neither NYSE nor its outside counsel is undertaking to provide legal, tax or financial advice to NYSE members. NYSE disclaims any and all responsibility for members' legal fees or other costs or expenses associated with transferring seats to LLCs or transferring interests in those LLCs to third parties, including without limitation any possible tax benefits which a member for any reason is unable to realize or to realize fully. The foregoing list of limitations shall not limit any other limitations that may apply under applicable law, the governing documents of NYSE or otherwise.

AGREEMENTS BY MEMBER. By authorizing his or her counsel to submit a Certificate of Member of NYSE and a First-Phase Submission Letter on a member's behalf, the member is consenting and agreeing to the foregoing limitations to such extent, if any, as the member is not already bound by them and is agreeing to reimburse NYSE and its successors for the outside counsel fees and disbursements incurred in connection with NYSE's review of First-Phase Submission Letter and all subsequent submissions made by the member or on the member's behalf in connection with the Request (as the Request may be modified from time to time).

PROXY VOTING. At the time of submission of the executed documentation, the LLC manager is urged to submit a merger-related proxy. Once NYSE issues its Letter of Confirmation, the LLC manager's proxy will supersede any proxy previously submitted by the individual member who created the LLC.

If a member is uncertain whether a Letter of Confirmation will be issued prior to the merger vote, he or she should submit his or her INDIVIDUAL proxy. A proxy submitted by an individual member will be accepted as a valid proxy if no Letter of Confirmation is issued in advance of the merger BUT WILL BE DISREGARDED if a Letter of Confirmation is issued. Because abstentions will be counted as votes against the merger, members who favor the merger should ensure that managers of LLCs they create either appear in person to vote or provide a proxy on behalf of the LLC.


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


IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.


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